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                                                                EXHIBIT (a)(10)

        MICRON ELECTRONICS, INC. ANNOUNCES SUCCESSFUL TENDER OFFER FOR
                         NETFRAME SYSTEMS INCORPORATED

  Nampa, Idaho, July 15, 1997--Micron Electronics, Inc. (Nasdaq: MUEI) today announced that 8,771,829 shares, or approximately 63% of the outstanding shares of NetFRAME Systems Incorporated (Nasdaq: NETF), were tendered for $1.00 per share in cash in response to Micron's tender offer which closed at 12:00 midnight, New York City time on July 14, 1997, based on a preliminary count by NorWest Bank Minnesota, the depository. The tendered shares (which include shares subject to guarantees of delivery or receipt of additional documentation) will be purchased in accordance with the terms of the offer.

  Micron Electronics will proceed with the necessary steps to complete the merger of NetFRAME with Payette Acquisition Corporation, a wholly owned subsidiary. Micron's request for early termination of the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was previously granted. A special meeting of NetFRAME's shareholders is expected to be held at the end of August, with the merger to follow shortly thereafter. Pursuant to the merger, any shares of NetFRAME Common Stock not tendered and purchased pursuant to the tender offer will be converted into the right to receive $1.00 per share in cash.

  "We are very pleased with the results of the tender offer and look forward to integrating NetFRAME into Micron Electronics," said Joe Daltoso, Chairman and CEO of Micron Electronics. "NetFRAME's highly available and scaleable enterprise servers will augment Micron Electronics' current product offerings to the corporate marketplace. By combining NetFRAME's leading edge technology for the high-end corporate user with Micron Electronics' strong position in providing sophisticated desk top and notebook PCs directly to consumer and the small office home office (SOHO) market, we can offer a complete solution for the computing needs of our customers."

  NetFRAME Systems Incorporated, founded in 1987, is a leader in enterprise-class multiprocessor servers offering continuous availability and scalability while supporting industry standard software. NetFRAME's servers provide a competitive price-performance alternative to networked server proliferation and are field upgradeable as customers' needs grow. NetFRAME ClusterSystems are sold through resellers and system integrators worldwide. For information, contact NetFRAME via the World Wide Web at www.netframe.com, or call 408/474-1000.

  Micron Electronics, Inc. and its subsidiaries manufacture electronic products and provide services for a wide range of computing and digital applications. The Company develops, markets, manufactures and supports PC systems for consumer, business, government and educational use. In addition, Micron Custom Manufacturing Services, Inc., a subsidiary of Micron Electronics, Inc., provides custom contract manufacturing services to original equipment manufacturers. SpecTek, a division of Micron Electronics, Inc., processes and markets various grades of DRAM products under the SpecTek brand name. Micron Electronics, Inc. common stock trades on the Nasdaq Stock Market under the symbol MUEI. The Company is majority owned by Micron Technology, Inc. Product information is available by calling 1-800-776-4518 or via the Company's home page on the Internet at http://www.micronpc.com/

  This press release contains forward looking statements within the meaning of the federal securities laws. Such forward looking statements are subject to a number of risks and uncertainties which would cause actual results to differ materially from those projected. Such risks and uncertainties include, without limitation, industry competition, fluctuating market pricing for computer and semi-conductor memory products, fluctuating component costs, changes in product mix, seasonal cycles common in the PC industry, the timing of new product introductions by the Company and its competitors, seasonal government purchasing cycles, inventory obsolescence, failure of the Company to succeed in its strategies with respect to NetFRAME, the effect of product reviews and industry awards, critical component availability, manufacturing and production constraints,
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and the timing of orders from and the shipments to OEM customers. Additional risks are detailed in the Company's filings with the Securities and Exchange Commission, including its report on Form 10-Q for the quarter ended May 29, 1997, and its prospectus supplement dated February 12, 1997. The Company may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission in its report to shareholders. The Company does not undertake to update any forward looking statement that may be made from time to time by or on behalf of the Company. Readers should carefully review the section entitled "Certain Factors" in the documents the Company files from time to time with the Securities and Exchange Commission.

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             (C)1997 Micron Electronics, Inc. All rights reserved.
                                1-800-209-9686